Filed by The AZEK Company Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission file number: 001-39322

The following is a transcript for the video message delivered by Jesse Singh, the Chief Executive Officer of The AZEK Company Inc. (“AZEK”), and Aaron Erter, the Chief Executive Officer of James Hardie Industries plc, which was made available to employees of AZEK on March 23, 2025.

Jesse Singh

Good afternoon. Earlier today, we announced that we have entered into an agreement to merge with James Hardie. I know this may come as a surprise to many of you and it will take time to digest. Let me provide a bit of context for you. Over the last few years, all of us together have created an amazing company. A company with a great and unique culture with an employee base that has helped us become a leader in outdoor living, making manufacturing products that are revolutionizing our industry and delivering tremendous value for our customers.

Each and every one of you has contributed to our historic growth and success. Since 2020, our Residential business has grown 77%. We’ve delivered nine consecutive years of Residential segment business growth, and in fiscal year 2024, we once again outperformed others in the repair & remodel market, and we grew 12% and our decking business grew 18%. You have helped us build a great company so far, and we want to keep building for the future. So, as we look ahead, we’re setting AZEK up for that next phase of growth, which will allow us to build upon our proven track record of success to further accelerate business growth, innovation and material conversion.

We have done great things together and our goal is to continue to make a bigger and bigger impact.

In order to do that, we need to continue to be more and more relevant to our consumers, our contractors and our channel.

James Hardie, like us, has created an attractive product and brand in the market. They, like us, are focused downstream on contractors, builders and consumers. Their product offerings, brand and operational capabilities complement our own, and the consumer journeys for siding and decking are often similar. Combining some of the best brands in the sector positions us well to sell more products to more people, drive material conversion, and on top of that, continue to create the best products and deliver best-in-class service to our consumers, contractors and channel partners. In other words, the whole is greater than the sum of the parts.

So based on that, what is best for our customers, our consumers and our contractors, we have decided to combine with James Hardie. Our goal is to continue to evolve the company to revolutionize outdoor living to create a more sustainable future. After the closing, we will be able to do that in an even better and impactful way. James Hardie recognizes our track record of success, brand momentum and commitment to innovation and operational excellence that each of us has been committed to – both individually and collectively – since joining AZEK.

They are very excited to have us combine with their team. Our core values are very aligned, including a commitment to always doing the right thing. I have spent a lot of time with Aaron Erter, James Hardie’s CEO, and management team, and they are eager to meet everyone. Here is a message from Aaron, James Hardie CEO.

Aaron Erter

Hello AZEK team. My name is Aaron Erter, the CEO of James Hardie. It’s truly an honor for me to speak with you directly as we announce this historic combination. Our purpose at James Hardie is building a better future for all. The combination of AZEK and James Hardie, two of the world’s leading manufacturers of resilient building products, is truly in service of achieving that purpose for our teams, our partners, our customers and the communities we serve.

Together, we will offer comprehensive premium exterior building solutions spanning siding, trim, decking, railing and pergolas. But this combination is about more than products, it’s about people. We knew this combination was right for both AZEK and James Hardie because our cultures are also complementary. We share many of the same values, including collaborating for greatness, being bold and progressive, honoring our commitments, and doing the right thing.

I have spent a great deal of time with Jesse and other members of your leadership team in recent weeks and it has been an absolute pleasure to get to know everyone a bit better. I would also like to compliment each and every one of you for what you have achieved. You have all built a flourishing company with a set of industry leading outdoor living brands that deeply resonates with customers. It’s an incredible testament to your hard work and dedication. Once we come together, it will be one of the largest infusions of talent that industry has ever seen. I’m confident our future together will be very bright.

I know there is much excitement around what’s to come, but it will serve both James Hardie and AZEK best to continue to focus on business as usual at this time. AZEK leaders, including Jesse Singh, will keep you informed about the integration planning process as it moves forward over the next several months. I look forward to meeting many of you in the months ahead and working together to build our future and service of our purpose, building a better future for all. Thank you.

Jesse Singh

So, what happens next? Nothing is changing today or in the near-term. We expect to close the transaction in the second half of calendar year 2025 and will be working through the shareholder and regulatory approval process over the next several months. As we move through the closing process, it is critical that we remain focused on execution, delivering on our commitments to our customers as we always have. In other words, it is business as usual for your day-to-day activities.

In the meantime, you have my commitment to keep you updated throughout this process as we make progress towards closing and more details become available. On behalf of our Board and leadership team, I want to thank all of you for your continued hard work and commitment to the AZEK company. It has been an honor to lead this amazing team for the last nine years. Post closing, I will continue to be a board member, but of the combined company. I am confident that Aaron will continue to support and drive growth with the help of some key AZEK leaders, including Jon Skelly, and he will take the company, with that team, to the next level.

Personally, this is bittersweet for me, but I believe that combining our world-class organizations, under James Hardie will make us better and more relevant to our customers moving forward and for the long-term. This is absolutely the right thing for the next phase of our business. I want to thank all of you for just a fantastic effort and I look forward to spending time with most of you and hopefully all of you over the coming months as we embark on the next phase of our journey. Thank you so much.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6-K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6-K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6-K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6-K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6-K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.